Exhibit 99.4

SHARES AND VOTING RIGHTS AS PER 2 JULY 2015

SHARES	NOMINAL VALUE (DKK)	NO. OF SHARES (OF NOMINALLY DKK 0.10)	NO. OF VOTES
Registered shares	4,665,589	46,655,890	46,655,890
Shares subscribed for but not yet registered*(1)	21,584.40	215,844	215,844
Own holding of shares*(2)	0	0	0
Registered shares and shares subscribed for but not yet registered, excluding own holding of shares	4,687,173.40	46,871,734	46,871,734

*(1) The share capital was increased by nominally DKK 21,584.40 by board resolution dated 23 June 2015 as a consequence of the exercise of warrants by two warrant holders. The capital increase has been filed with the Danish Business Authority but the registration has not been completed at the time of writing. The holders of the new shares are entitled to vote and exercise any other rights attached to the shares at the extraordinary general meeting.

*(2) Voting rights cannot be exercised.